United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On September 16, 2021, at 08:30 am, met, by videoconference, Messrs. José Luciano Duarte Penido – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, José Maurício Pereira Coelho, Ken Yasuhara, Lucio Azevedo, Manuel Lino Silva de Sousa Oliveira, Marcelo Gasparino da Silva, Mauro Gentile Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia, Roberto da Cunha Castello Branco and Roger Allan Downey. Mr. Luiz Gustavo Gouvêa was present as General Governance Secretary of Vale. Thus, the Board of Directors approved the following: “SHAREHOLDER REMUNERATION SEMPTEMBER 2021 - VALE - With the favorable opinions of CoAud and CFin and without any reservations from the Fiscal Council, as reported by the Chairman of the Fiscal Council Marcelo Amaral Moraes, present at the meeting, the Board approved, the (i) payment, on 09.30.2021, of remuneration to shareholders in the gross total amount of R$40,200,000,000.00 in the form of dividends, corresponding to the gross total amount of R$8.108316476 per outstanding common share and per preferred share of the special class issued by Vale. Considering the share buyback program approved on 04.01.2021, the value per share mentioned above will be changed according to the number of shares outstanding by Vale until 09.22.2021, cutoff date for the purpose of calculating the value per share, being certain that, in this case, Vale will issue a new Notice to Shareholders informing the final value per adjusted share. The total amount of dividends will be declared based on the balance sheet drawn up on 06.30.2021 and refers to the anticipation of the allocation of the result of fiscal year 2021. All shareholders holding shares issued by Vale will be entitled to receive the total remuneration mentioned above at the close of business of B3 SA – Brasil, Bolsa, Balcão (“B3”) on 09.22.2021 and all holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of business on the New York Stock Exchange (“ NYSE") on 09.24.2021.Vale's shares and ADRs will be traded ex-rights on the B3 and NYSE as of 09.23. 2021 (inclusive); and (ii) cancellation of 152,016,372 common shares issued by Vale held in treasury, without reducing the value of its capital stock, representing 47.6% of the total shares held in treasury up to 08.18.2021. As a result of the cancellation, Vale's capital stock will be divided into 5,132,458,398 common shares and 12 special class preferred shares, all without par value, and Article 5 of the Bylaws will be adjusted at the next Ordinary General Meeting of Vale to reflect this new number. Furthermore, it is registered that the Buyback Program approved on 04.01.2021 remains in force, subject to the limits of current legislation. Therefore, the following amendment to the caput of Article 5 of Vale's Bylaws will be submitted to the shareholders on to reflect such cancellation: “Art. 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion, three hundred million reais), fully subscribed and paid-in, divided into 5,132,458,410 (five billion, one hundred and thirty-two million, four hundred and fifty-eight thousand, four hundred and ten) book-entry shares, of which R$77,299,99,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three reais and twelve cents), divided into 5,132,458,398 (five billion, one hundred and thirty-two million, four hundred and fifty-eight thousand, three hundred and ninety-eight) common shares and R$176.88 (one hundred and seventy-six reais and eighty-eight cents), divided into 12 (twelve) special class preferred shares, all without par value.”. I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, September 16, 2021.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 16, 2021		Head of Investor Relations